Eightco Holdings Inc.

200 9th Avenue North, Suite 220

Safety Harbor, Florida 34695

(866) 765-8933

June 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for Eightco Holdings Inc.
Registration Statement on Form S-1
File No. 333-272397

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, Eightco Holdings Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on S-1 so that it may become effective at 4:30 p.m., Eastern Time, on June 16, 2023, or as soon thereafter as practicable.

We thank you for your assistance in this matter. Please direct any questions regarding this request to Rick A. Werner of Haynes and Boone, LLP at (212) 659-4974 or Bruce Newsome of Haynes and Boone, LLP at (214) 651-5119. In addition, please notify Mr. Werner or Mr. Newsome when this request for acceleration has been granted.

Sincerely,

EIGHTCO HOLDINGS INC.

By:	/s/ Brian McFadden
Brian McFadden
President and Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Bruce Newsome, Esq., Haynes and Boone, LLP